OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

DoggyChef, Inc.
47 Thames St
Brooklyn, NY 11237



www.doggychef.com

Up to $750,000 of Series Seed Preferred Shares

DoggyChef, Inc. ("DoggyChef," "the company," "we," or "us"), is offering up to $750,000 worth of Series Seed Preferred Shares (the "Preferred Shares") of the company. The company is making concurrent offerings under both Regulation CF and Regulation D. The minimum target amount under this Regulation CF offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by July 3, 2017. Unless the company raises at least the Target Amount of $100,000 under the Regulation CF offering by July 3, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $750,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Target Amount prior to July 3, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

DoggyChef, Inc. is a C Corporation incorporated on January 11, 2016 under the laws of New York. We are an online fresh dog food delivery service dedicated to dog owners looking for a healthy, balanced diet for their dog.

The information in this Offering Memorandum reflects the intended structure of the company at the time of issuance of the Preferred Shares, after corporate actions and state corporate filings to permit the offering and the authorization of the Preferred Shares.

A description of our products as well as our services, process, and business plan can be found on the company's profile on SeedInvest under https://www.seedinvest.com/doggychef/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due Diligence

Due Diligence by CrowdCheck, Inc.



OUR PEOPLE

Team

Deborah Goldberg and Timothy Hirsch are the founders of DoggyChef and are both currently shareholders and Directors of DoggyChef, Inc. Deborah Goldberg is the CEO, President and holder of 82.8% of the Common Stock in the company. DoggyChef currently has no fulltime employees other than Deborah.

Officers and directors

The table shows the officers and directors in our company:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
Officers:				
Deborah Goldberg	CEO and President	31	Indefinitely from January 2016	Yes.
Directors				
Deborah Goldberg	Director	31	Indefinitely from January 2016	Yes.
Timothy Hirsch	Director	31	Indefinitely from January 2016	No, works approximately 8 hours a week for DoggyChef. Works for Collibra.
Significant Employees:				
Alexandra Goldberg	Manager of Finances and Operations	29	Since January 2017	No, works approximately 24 hours a week for DoggyChef. Works for sharingbox.

Deborah Goldberg, Co-Founder, CEO, President and Director

Deborah Goldberg is our Co-Founder, CEO, and President. She has served in this position since January 2016. From September 2010 until December 2012, she was the founder of D Productions (Israel) an event planning company. She moved to Paris and joined sharingbox – a startup specializing in photo booth rentals in 19 countries – where she was the manager for private events from January 2013 until December 2015. Deborah's interest in food and nutrition grew and after a move to New York, she studied at the Institute of Culinary Education, where she earned her degree in culinary management. Deborah realized her true calling was feeding her dog the most nutritious food possible and recently followed a Certified Pet Nutrition

Program from the Academy of Natural Health Sciences. A few months later, DoggyChef was born. Deborah also holds a Master degree in communication sciences from the European Communication School in Brussels, Belgium and is ServSafe certified.

Timothy Hirsch, Co-Founder and Director

Timothy Hirsch is the Co-Founder of DoggyChef, which he started with Deborah in January 2016, and advises the business on all corporate matters. From December 2015 until February 2017, he was the Legal Director at Collibra, and is currently the Head of Legal, a data governance software startup where he oversees all of the legal function. Prior to joining Collibra, Tim was a VP and Senior Counsel at MasterCard where he provided counsel to the Public-Private Partnership Group, and guided the negotiation of strategic partnerships with large NGOs and financial institutions from March 2014 until December 2015. Prior to MasterCard, Tim was an attorney in private practice focusing on antitrust and IP, and worked in New York, Paris and Brussels. He holds a B.A. from Cambridge University and an LLM from Cornell Law School.

Alexandra Goldberg Manager of Finances and Operations

Alexandra Goldberg is currently our Finance / Operation manager. She is serving this position since January 2017 to present date. Prior to joining DoggyChef, she was a Corporate Finance Analyst at Group P&V in Brussels, from March 2015 to May 2016, and was responsible for evaluating the assets and liabilities of the group and optimizing the group's capital structure through the implementation of financing sources. Alexandra also contributed to the success of mergers, acquisitions and divestitures of the group by performing due diligences, organizing data rooms and helping senior management form decisions. Prior to that, she was an underwriting consultant at John Hancock International Services – IGP Europe, in Brussels from February 2013 until March 2015. Alexandra holds a Master degree in Finance, Entrepreneurship and SME.

Related Party Transactions

The company is currently operating out of a rent-free office owned by sharingbox. The co-founder of sharingbox is Marc Elkiner, who is married to Deborah Goldberg. The company has not identified any other related party transactions.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **We have not yet established an extensive operating history.** We first organized in January 2016 and have not commenced full scale operations nor generated significant operating revenue. Since then we have worked to enlarge our customer base, engage new partners, and refine our services. There is no guarantee that we will be able to maintain and grow our customer base and partnerships. Should we not be able to grow, our financial results and operations may be negatively impacted.

- **Our financial review includes a "going concern" note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time

- **We are targeting a new and unproven segment within the dog food delivery service market.** Targeting a new and unproven segment introduces unknowns, such as customer adoption. We will only succeed (and you will only make money) if there is sufficient demand for this service, people think it is a better option than the competition and DoggyChef has priced the services at a level that allows the company to make a profit and still attract business.

- **We depend on a small, unpaid management team.** We depend on the skill and experience of Deborah Goldberg and Timothy Hirsch. Though our management team has a passion for DoggyChef and has equity interests in the company, Deborah Goldberg and Timothy Hirsch are not paid employees. If we are not able to call upon Deborah Goldberg or Timothy Hirsch for any reason, our operations and development could be harmed.

- **We are controlled by our officers and directors.** Our President and CEO, Deborah Goldberg, who currently holds 82.8% of our Common Stock, and at the conclusion of this offering will continue to hold 82.8% of the company's Common Stock. After the offering our founders, Deborah Goldberg and Timothy Hirsch, will get to determine the majority of the Board of Directors. There will be limited oversight, and limited ability for additional parties to act as checks and balance. Investors in this offering will have limited ability to control a vote.

- **The company will likely need more money.** The company might not sell enough Preferred Shares to meet its operating needs and fulfill its plans, in which case it may cease operating, which could lead to the total loss of your investment. Even if it sells all the Preferred Shares it's offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

- **We will need more people to join our company.**
We will need additional executive officers and people with the skills necessary to ensure we create and sell a premium product. The people we bring on should come with specialized skills that bring value to the company. There are no guarantees that we will be able to find the right people for the job.

- **We have a number of competitors more established than we are.**
There are other companies providing services similar to ours. Some of these companies are large established companies with resources far superior to ours. Accordingly, they may be able to attract customers and clients faster than we can.

- **You will have limited rights.** Investors who invest less than $50,000 in this offering will be considered non-major purchasers under the terms of the purchase agreement that they will execute and will not be granted participation rights in future offerings or inspection rights, and will receive more limited information than Major Purchasers.

- **We still need to create the Series Seed Preferred Shares.** Though we are selling Series Seed Preferred Shares in this offering, we have yet to authorize those shares and will need to take several corporate actions in order to do so, including amending our Certificate of Incorporation. This will need to be completed prior to any closing.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

- **The purchase agreement contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing Preferred Shares in this offering, you agree to be bound by the dispute resolution and class action waiver provisions found in Sections 8.11 and 8.12 of the purchase agreement. Those provisions apply to claims regarding this offering. Any debate about the terms of the Series Seed Preferred Shares will be governed by New York corporate law. Under those provisions, disputes under the purchase agreement will be resolved in arbitration conducted in New York. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of the date of this Form C, adjusted to reflect the corporate actions discussed above, are reflected in the table below:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the offering
Deborah Goldberg	745,000 shares of Common Stock	82.8% of Common Stock

Description of securities

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Restated Certificate of Incorporation, the Bylaws and the Purchase Agreement. The company has yet to file the Restated Certificate of Incorporation and will do so prior to any closing.

The securities offered in this offering.

Investors in this offering can purchase Series Seed Preferred Shares at a price of $2 per share. The terms of the Preferred Shares are described below in "Classes of securities of the company".

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000, which we will need to meet before any closings occur. We will accept up to $750,000 from investors through Regulation Crowdfunding before the deadline of July 3, 2017.

The minimum investment is this offering is $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The company is selling Preferred Shares in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding. The company is offering the Preferred Shares to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:

- greater information and inspection rights.

- if there is a next financing, they will receive the more favorable rights, if any, of major purchasers in the next financing.

- a right a first refusal for the transfer of common stock by a key holder, if the company does not exercise that right,

- participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Classes of securities of the company

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Stock voting as a class and excluding shares issued upon conversion of Series Seed Preferred Stock are entitled to designate four directors.

Right to Receive Liquidation Distributions

In general, In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holder of Preferred Stock and payment of all of the company's debts and other liabilities or (ii) their pro rata share among holders of Common Stock and Preferred Stock (on an as-converted basis) after payment of all the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series Seed Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Series Seed Preferred Stock

Dividend Rights

Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Series Seed Preferred Shares is outstanding, holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Shares.

The Series Seed Preferred Stock holders may designate one person to serve on the company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

Shares of the Series Seed Preferred Stock are each convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is right a first refusal for the transfer of Common Stock by a key holder, and the company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.   Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the company agrees that, in the event the company's Board, and a majority of both (i) the holders of the company's Common Stock then outstanding, and (ii) if the number of shares then outstanding equals or exceeds 25% of the initially issued shares, the holders of a majority Common Stock that is issued and issuable upon conversion of shares of Series Seed Preferred Stock vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

Offering Perks

To encourage participation in this offering and the concurrent offering pursuant to Regulation D, the company is providing specific perks for investors. The company is of the opinion that these perks do not alter the sales price or cost basis of the Series Seed Preferred Shares in this offering. Rather, the perks are promotional discounts on future purchases of the core service of the company. The perks for this offering are as follows:

Investment Amount	Offering Perk
$1,500	Two-week free subscription – meals only (value between $79.70 and $179.80 depending on the weight of the dog)
$2,500	Four-week free subscription – meals only (value between $159.60 and $359.60 depending on the weight of the dog)
$5,000	Four-week free subscription – meals and treats (value between $189.20 and $389.20 depending on the weight of the dog)

$7,500	Six-week free subscription – meals only (value between $239.40 and $539.40 depending on the weight of the dog)
$10,000	Six-week free subscription – meals and treats (value between $283.80 and $583.80 depending on the weight of the dog)
$15,000	10% lifetime discount on any type of weekly subscription plans
$20,000	15% lifetime discount on any type of weekly subscription plans
$25,000	20% lifetime discount on any type of weekly subscription plans
$50,000	25% lifetime discount on any type of weekly subscription plans

What it means to be a minority holder

As an investor in Series Seed Preferred Shares of the company, your rights will be more limited than the rights of the holders of Common Stock who control the company in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to Common Stock of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found at Exhibit B to the Form C of which this Offering Memorandum forms a part. DoggyChef, Inc. was formed in January 2016. DoggyChef has been in operation since 2016.

In the following paragraphs, we include a discussion of our financials, which have been reviewed by a US accountant (Independent Accountant's Review Report dated February 22, 2017).

Financial condition

DoggyChef, Inc. began operations in January 2016. DoggyChef began generating revenue in 2016. We are a development stage company and are dependent on additional financing, including this offering, in order to have the funds to develop our products and services. To date, the company has not commenced full scale operations nor generated significant operating revenue.

Results of Operations

The company Independent Accountant's Review Report provides that the company's financials were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For the year ended December 31, 2016, we recorded net revenues of $15,841. To determine the company's gross profits, the costs of net revenue, which include credit card merchant accounts, are deducted. For the year ended December 31, 2016, the company's cost of revenues which primarily consists of acquisition of inventory, totaled $13,676, for a gross profit of $2,165.

The company's operating expenses consist of sales and marketing, general and administrative, and research and development. For the year ended December 31, 2016, the company's total operating expenses were $37,302.

As a result of the foregoing, our net losses for 2016 were $35,137.

Liquidity and Capital Resources

As of December 31, 2016, the company had approximately $4,888 in its checking account and total assets of $5,269.

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through our fundraising campaign, incurring additional debt through a financial institution, or the sale or merger of the company.

We anticipate that the offering of securities under Regulation CF will expand the company's available cash resources. At the current average burn rate of approximately $3,204 per month, the company will have a runaway of approximately 31.2 months.

We have not committed to make any capital expenditures, and in the event we do not raise sufficient funds from this offering, we will defer the capital expenditures we have planned.

Recent Trends; Operations since Date of Financial Statements

As of December 31, 2016, the company generated $15,841 in net revenues with a cost of net revenues of $13,676, for a gross profit of $2,165.

Indebtedness
We currently have no indebtedness.

Recent offerings of securities

At the time of our organization, we issued 85% of the Common Stock to Deborah Goldberg and 15% of the Common Stock to Timothy Hirsch in reliance on Section 4(a)(2) under the Securities Act, for a nominal amount. We have not made any other issuance of securities.

Valuation

We have not undertaken any efforts to produce a valuation of the company.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

USE OF PROCEEDS

The identified uses of proceeds are subject to change at the sole discretion of management based on the business needs of the company. The following uses of proceeds are based on the company's current spending forecast and include (all numbers are approximate).

We are seeking to raise a target amount of $100,000 and a maximum oversubscription amount of $750,000 in this offering through Regulation Crowdfunding. The net proceeds of this offering to the issuer, after the expenses of the offering (payment to SeedInvest and legal, accounting and related expenses), will be approximately $83,000 under our target amount and $684,250 under our oversubscription amount. We plan to use the proceeds as follows:

- Marketing – 30.4%
- Kitchen Team (Chefs & Sous-Chefs) – 23.5%
- Management & Interns Costs – 39.7%
- Occupancy Expenses – 5.7%
- Product Development- 0.7%

We do not plan to use the proceeds to pay off debt. In addition, we have no plans to acquire assets at this point.

If we receive funds in our concurrent offering under 506(c) of Regulation D, we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

The above description of the anticipated use of proceeds is not binding on the company and is merely description of its current intentions**.**

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the company.

REGULATORY INFORMATION

Disqualifications

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual Reports

If we successfully close our offering, you will be able to find our annual reports on http://www.doggychef.com/investor which will be posted within 120 days after the end of each fiscal year.

Ongoing reporting compliance

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/doggychef/seed.

INVESTING PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your preferred stock. At that point, you will be an investor in the company.

Regulation CF rules regarding the investment process:

● Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
● The intermediary will notify investors when the target offering amount has been met;
● Unless the company raises at least the target amount under the Regulation CF offering, it will not close this offering;
● If an issuer reaches a target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
● If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
● If an issuer does not reach the target offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
● If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.